SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Quepasa Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74833W206
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74833W206	13G	Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John Abbott
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,037,286 (1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 2,037,286 (1)
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,037,286
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.0%
12		TYPE OF REPORTING PERSON* IN - Individual

(1)	Includes (i) 172,500 shares of common stock and (ii) options to purchase 1,864,786 shares of common stock.

CUSIP NO. 74833W206	13G	Page 3 of 4 Pages

ITEM 1.

(a)	Name of Issuer: Quepasa Corporation
(b)	Address of Issuer’s Principal Executive Offices: 224 Datura Street, Suite 1100, West Palm Beach, Florida 33401

ITEM 2.

(a)	Name of Person Filing: John Abbott
(b)	Address of Principal Business Office or, if none, Residence: 224 Datura Street, Suite 1100, West Palm Beach, Florida 33401
(c)	Citizenship: United States of America
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 74833W206

ITEM 3.   IF THIS STAEMENT IS FILED PURSUANT TO §§ 240.13D-1 (B) OR 240.13D(B) OR (C), CHECK WHETHER THE PERSON FILLING IS A:

Not Applicable

Item 4.   OWENERSHIP.

See Item 5 through 9 and 11 of cover page. The amount beneficially owned includes, where appropriate, securities not outstanding, which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days of December 31, 2009.

ITEM 5.   OWENERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable

ITEM 6.   OWENERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY PARENT HOLDING COMPANY.

Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

ITEM 10.  CERTIFICATION

Not Applicable

CUSIP NO. 74833W206	13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010
/s/ JOHN ABBOTT
Signature

John Abbott
Name